ADDENDUM TO LINE OF CREDIT PROMISSORY NOTE

Los Altos, California April 1, 2003

The ON DEMAND Line of Credit between the undersigned ("Borrower"), a Nevada Corporation doing business at 95 First Street, Suite 200, Los Altos, CA 94022 and KAL Capital Fund I, LLC, a Nevada company, (hereinafter called "Lender") is hereby extended for the purpose of establishing a line of credit up to $5,000,000.00 that may be drawn down at the option of Lender and according to the terms of a Security Agreement between the parties dated October 29, 2001, a copy of which is attached hereto.

If no demand is made then on or before January 1, 2005, Borrower promises to pay to Lender, the total principal sum of Five Million Dollars ($5,000,000.00) along with accrued interest as set out in the terms of the LINE OF CREDIT PROMISSORY NOTE dated October 29, 2001, (attached hereto) to which this addendum is made.

All other terms of the Line of Credit Promissory Note dated October 29, 2001 shall remain the same.

In any suit or action instituted for the collection of any sums due hereunder, the prevailing party in such suit or action shall be entitled to recover in addition to all and any other relief or sums, if any recovered by such party in such suit or action, such sums as the court may adjudge reasonable for its attorney's fees both in the trial court or any appellate court.

The laws and interpretations of the state of Nevada shall govern this note.

BORROWER:

FREEHAND SYSTEMS, Inc. a Nevada Corporation

4/1/2003

Kim A. Lotz
President/CEO

Date

Ex-6 Amend